Exhibit 99.1

N E W S   R E L E A S E

TALISMAN ENERGY SIGNS AGREEMENT WITH KRG

CALGARY, Alberta – June 23, 2008 – Two wholly-owned subsidiaries of Talisman Energy Inc. have entered into agreements with the Kurdistan Regional Government (KRG) within Iraq for interests in Blocks K44 and K39 respectively, effective upon completion of certain conditions, which Talisman expects will be satisfied within 60 days.

“This is an exciting opportunity in a world class hydrocarbon basin,” said John A. Manzoni, President and Chief Executive Officer. “It is a great fit in terms of Talisman’s global expertise and the strategic objectives of our exploration program, with the potential to become a core producing area for us.

“We have done extensive due diligence, including careful review of legal, regulatory, security and corporate responsibility issues. Block K44 is an established Production Sharing Contract (PSC) area, entered into by the KRG prior to the effective date of the new Iraqi constitution. The block is in the early stages of exploration with a well currently drilling. Both blocks are within the territory widely recognized as being on the KRG side of the ‘Green Line’ boundary that currently demarcates the region of Kurdistan within Iraq.”

Talisman will acquire a 40% interest in Block K44, with WesternZagros Limited (a wholly owned subsidiary of WesternZagros Resources Ltd.) holding 40% as operator and the KRG retaining 20%. Talisman plans to spend US$80 million on the block, including past costs and a three well commitment.

Talisman has also entered into a seismic services agreement with the KRG on Block K39 for a period of two years, following which Talisman will have the option to enter into a PSC as operator of the block with a 60% working interest and a one well commitment in the first year.  Talisman estimates exploration costs associated with the initial work program on this block to be US$10-15 million.

As part of the transactions with the KRG and in keeping with Talisman’s corporate responsibility policies and practices, the Company will pay US$220 million plus further conditional contributions to the KRG for the sole purpose of providing financial support to infrastructure and capacity building projects for the benefit of the people in the region and, in particular, the local communities in the agreement areas. The KRG is bound to adhere to the principles of the Extractive Industry Transparency Initiative (EITI) pursuant to the Kurdistan Regional Oil and Gas Law. Talisman and the KRG have confirmed their mutual commitment to revenue transparency in the spirit of the EITI, as well as to promoting respect for and compliance with human rights principles, including those set forth in the Voluntary Principles on Security and Human Rights.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  Talisman has operations in Canada and its subsidiaries operate in the UK, Norway, Southeast Asia, North Africa and the United States. Talisman’s subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

Media and General Inquiries:                                                                  Shareholder and Investor Inquiries:

David Mann, Senior Manager, Corporate                                            Christopher J. LeGallais
& Investor Communications                                                                  Senior Manager, Investor Relations
Phone:                      403-237-1196                                                           Phone:                      403-237-1957
Fax:  403-237-1210                                                                                    Fax: 403-237-1210
E-mail:                      tlm@talisman-energy.com                                    Email:                       tlm@talisman-energy.com

Talisman Website: www.talisman-energy.com

15-08

Advisories

This press release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation.  This forward-looking information includes, among others, statements regarding:

•	planned acquisitions and associated timing;
•	business plans for exploration and drilling;
•	estimated amounts of capital expenditures;
•	corporate responsibility initiatives;
•	business strategy and plans; and
•	other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking information uses words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled”, “positioned”, “goal”, “objective” or states that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release.  Information regarding business plans for exploration and drilling assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Undue reliance should not be placed on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this press release.  The material risk factors include, but are not limited to:

•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
•	the effect of acts of, or actions against, international terrorism; and
•	the possibility that new government policies or laws may develop, that existing government policies and laws may change or that governmental approvals may be delayed or withheld.

The foregoing list of risk factors is not exhaustive.  Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s most recent Annual Information Form and Annual Financial Report.  In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the statements are made.  The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change, except as required by law.

References in this press release to "Talisman" refer collectively to Talisman Energy Inc. and its direct and indirect subsidiaries unless indicated otherwise.

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